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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Sixth Amendment to the
               Amended and Restated Schedule 13D)*

                United States Cellular Corporation
______________________________________________________________
                         (Name of Issuer)

                 Common Shares ($1.00 par value)
______________________________________________________________
                  (Title of Class of Securities)

                            911684108
______________________________________________________________
                          (CUSIP Number)

            LeRoy T. Carlson, Jr.   (312) 630-1900
             President and Chief Executive Officer
                Telephone and Data Systems, Inc.
      30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
______________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications)

                         January 17, 1995
______________________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to  report  the acquisition  which  is the  subject  of  this
Schedule 13D, and  is filing this  schedule because of  Rule 13d-
1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____.(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note:   Six  copies of  this statement,  including all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  SEC 1746(12-91)

                                     SCHEDULE 13D

     CUSIP No.      911684108                            Page  2  of  9  Pages
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Telephone and Data Systems, Inc.
           36-2669023

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b)  x

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Iowa

                          7   SOLE VOTING POWER  64,449,624 -Includes 33,005,877
           NUMBER OF            Series A Common Shares which have ten votes
            SHARES              per share on all matters and are convertible
          BENEFICIALLY          on a share-for-share basis into Common Shares
           OWNED BY             and 31,443,747 Common Shares.  See Item 5 for
             EACH               further explanation.
           REPORTING
             PERSON       8   SHARED VOTING POWER
             WITH                   -0-

                          9   SOLE DISPOSITIVE POWER
                                Same as 7 above.

                         10   SHARED DISPOSITIVE POWER
                                    -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 7 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   Reporting person
         beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 68.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.4% of the Issuer's outstanding classes of capital stock and approximately 96.1% of their combined voting power. **

    14   TYPE OF REPORTING PERSON*
           CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 46,208,692 Common Shares and 33,005,877 Series A Common Shares
                           outstanding on January 17, 1995

                                     SCHEDULE 13D

     CUSIP No.      911684108                             Page  3  of  9 Pages

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Voting Trust under Agreement dated June 30, 1989
            36-6925012

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  x
                                                                        (b)

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF        7   SOLE VOTING POWER
          SHARES                -0-
       BENEFICIALLY
        OWNED BY          8   SHARED VOTING POWER  64,449,624 - Includes
           EACH               33,005,877 Series A Common Shares which have
        REPORTING             ten votes per share on all matters and are
          PERSON              convertible on a share-for-share basis into
           WITH               Common Shares and 31,443,747 Common Shares.
                              See Item 5 for further explanation.

                          9   SOLE DISPOSITIVE POWER
                                  -0-

                         10   SHARED DISPOSITIVE POWER
                                Same as 8 above.

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 8 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 68.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.4% of the Issuer's outstanding classes of capital stock and approximately 96.1% of their combined voting power. **

    14   TYPE OF REPORTING PERSON*
           00

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 46,208,692 Common Shares and 33,005,877 Series A Common Shares
                           outstanding on January 17, 1995

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 9

        This Amendment Number 6 to the Amended and Restated
Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D, among other things, discloses the acquisition by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").


Item 1. Security and Issuer.
        -------------------
        This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


Item 2. Identity and Background.
        -----------------------
        TDS and The Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each person.

        TDS. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone and developing cellular telephone and radio paging operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

        The Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

        During the last five years, neither TDS, The Voting
Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------
        As of August 30, 1994, an aggregate of 804 Common Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS,

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 9

were issued to TDS in consideration for the assignment of TDS's right, title and interest in minority interest holdings in a certain MSA pursuant to an Exchange Agreement dated as of August 22, 1994. The implicit price per share was $26.90, which was determined by using the average closing price for Common Shares on the American Stock Exchange (the "AMEX") for the five trading days immediately preceding July 27, 1994.

        As of January 17, 1995, an aggregate of 569,951 Common Shares were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of June 3, 1994. The implicit price per share was $32.70, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 17, 1995.

        As of January 17, 1995, TDS is expected to acquire additional Common Shares pursuant to Exchange Agreements and the conversion of the Issuer's Preferred Shares into Common Shares by TDS. Based on the five day average closing prices of TDS's and the Issuer's Common Shares as of January 16, 1995, 1,814,925 Common Shares of the Issuer would be deliverable to TDS. The number of Common Shares which will actually be delivered to TDS will be determined immediately prior to the closing of the respective acquisitions. It is expected that the pending acquisitions discussed in this Item 3 will close on or before July 17, 1995.

        The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of Common Shares to TDS determined by dividing the average closing price for the Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).


Item 4. Purpose of Transaction.
        ----------------------
        The information contained in the first Item 3, is incorporated herein by reference.

        (a) - (j)  -  None.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------
        (I)  TDS.

          (a) As of January 17, 1995, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 64,449,624 Common Shares which is approximately 81.4% of such shares outstanding. This includes 31,443,747 Common Shares and 33,005,877 Series A

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 9

               Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

          (b)(i)Sole Power to Vote or Direct the Vote:
                -------------------------------------
               TDS is the direct beneficial owner of 31,443,747 Common Shares and 33,005,877 Series A Common Shares of the Issuer representing approximately 81.4% of all classes of common shares of the Issuer. The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares. TDS has sole voting power with respect to an aggregate of 31,443,747 Common Shares and 33,005,877 Series A Common Shares representing approximately 96.7% of the combined voting power of the Common Shares and the Series A Common Shares.

            (ii)Shared Power to Vote or Direct the Vote:
                ---------------------------------------
               None.

           (iii)Sole Power to Dispose or Direct the Disposition:
                -----------------------------------------------

               TDS has sole power to dispose of 31,443,747 Common
               Shares and 33,005,877 Series A Common Shares, representing approximately 81.4% of all classes of capital stock outstanding.

           (iv)Shared Power to Dispose or Direct the
                 Disposition:
                 -----------
               None.

          (c) None. The information set forth in the first paragraph of Item 3 is incorporated herein by reference.

          (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

          (e)  Not Applicable.


        (II)  Directors and Executive Officers of TDS.
              ---------------------------------------
          (a)-(b)   See Appendix D attached hereto and
                    incorporated herein by reference.

          (c) On December 31, 1994, H. Donald Nelson, an Executive Officer of TDS, acquired 627.7 Common Shares of the Issuer pursuant to the Issuer's 401(k) Plan. The price per share was $ 16.15. Other than the foregoing transaction, to the knowledge of LeRoy T. Carlson, Jr.,

Schedule 13D
Issuer:  Unted States Cellular Corporation
Page 7 of 9
               no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS.

          (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

          (e)  Not applicable.


       (III)  The Voting Trust.
              ----------------
          (a) As of January 17, 1995, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 64,449,624 Common Shares representing 81.4% of such shares. This includes 31,443,747 Common Shares and 33,005,877 Series A Common Shares.

          (b)  (i)  Sole Power to Vote or Direct the Vote:
                    -------------------------------------
                    None.

              (ii)  Shared Power to Vote or Direct the Vote:
                    ---------------------------------------
                    The Voting Trust is the direct beneficial owner of TDS Series A Common Shares. The Voting Trust holds and the trustees vote 6,252,335.6 Series A Common Shares of TDS, representing approximately 90.8% of the outstanding TDS Series A Common Shares, and approximately 53.0% of the combined voting power of TDS Series A Common Shares and TDS Common Shares.(1) Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has the sole voting power with respect to approximately 96.1% of the combined voting power of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

             (iii)  Sole Power to Dispose or Direct the
                    Disposition:
                    -----------
                    None.

              (iv)  Shared Power to Dispose or Direct the
                    Disposition:
                    -----------
                    The information contained in Item
                    5.III(b)(ii) above is incorporated herein by reference. Through the ability to direct a majority of the combined voting power of TDS, The Voting

- -------------------------------
(1)   Based on 49,196,332 Common Shares of TDS and 6,886,684
      Series A Common Shares outstanding on January 17, 1995.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 8 of 9
                    Trust trustees share the power to direct the disposition of 31,443,747 Common Shares and 33,005,877 Series A Common Shares of the Issuer, representing 81.4% of all classes of capital stock outstanding of the Issuer.

          (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust.

          (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ----------------------------------------
        The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

        The Voting Trust trustees hold and vote 6,252,335.6 TDS Series A Common Shares held in The Voting Trust, representing 90.8% of the outstanding TDS Series A Common Shares, and approximately 53.0% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 96.1% of the combined voting power of the Issuer.

Item 7. Material to be Filed as Exhibits.
        --------------------------------
        None.


                         *  *  *  *  *  *

Schedule 13D
Issuer:  United States Cellular Corporation
Page 9 of 9
                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 1995.

TELEPHONE AND DATA SYSTEMS, INC.        THE VOTING TRUST


  /s/ LeRoy T. Carlson, Jr.               /s/ LeRoy T. Carlson, Jr.
- -------------------------------         ------------------------
LeRoy T. Carlson, Jr.                   LeRoy T. Carlson, Jr.
Title:  President and Chief             Title:  Trustee
    Executive Officer



           Signature Page to the Sixth Amendment to the
                Amended and Restated Schedule 13D
 relating to the direct and indirect beneficial ownership of the
      Common Shares of United States Cellular Corporation by
     Telephone and Data Systems, Inc., and The Voting Trust,
                          respectively.

Schedule 13D                                           Appendix A
Issuer:  United States Cellular Corporation
Page 1 of 6 of Appendix A



                         Directors of TDS
                         ----------------

(I)      (a) Name:
             ----
             LeRoy T. Carlson

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Chairman of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(II)     (a) Name:
             ----
             LeRoy T. Carlson, Jr.

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 6 of Appendix A

(III)    (a) Name:
             ----
             Rudolph E. Hornacek

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President - Engineering of Telephone and Data
             Systems, Inc.

         (d) Citizenship:
             -----------
             United States


(IV)     (a) Name:
             ----
             Murray L. Swanson

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois 60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Executive Vice President - Finance of Telephone and
             Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 6 of Appendix A

(V)      (a) Name:
             ----
             James Barr, III

         (b) Business Address:
             ----------------
             TDS Telecommunications Corporation
             301 South Westfield Road
             Madison, Wisconsin  53705-0158

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President of TDS Telecommunications Corporation, a wholly owned subsidiary of Telephone and Data
             Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(VI)     (a) Name:
             ----
             Lester O. Johnson

         (b) Residence Address:
             -----------------
             6209 Mineral Point Road
             Apt. 805
             Madison, Wisconsin  53705

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Architect in private practice

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 6 of Appendix A

(VII)    (a) Name:
             ----
             Donald C. Nebergall

         (b) Residence Address:
             -----------------
             2919 Applewood Place, N.E.
             Cedar Rapids, Iowa  52402

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Consultant to Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(VIII)   (a) Name:
             ----
             Herbert S. Wander

         (b) Business Address:
             ----------------
             Katten, Muchin & Zavis
             525 West Monroe Street
             Suite 1600
             Chicago, Illinois 60606-3693

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Partner of the law firm of Katten, Muchin & Zavis

         (d) Citizenship
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 6 of Appendix A

(IX)     (a) Name:
             ----
             Walter C.D. Carlson

         (b) Business Address:
             ----------------
             Sidley & Austin
             One First National Plaza
             Chicago, Illinois  60603

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Partner of the law firm of Sidley & Austin

         (d) Citizenship:
             -----------
             United States

(X)      (a) Name:
             ----
             Donald R. Brown

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             834 Ethan's Glen Drive
             Knoxville, Tennessee  37923

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President of TDS Telecommunications
             Corporation

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 6 of Appendix A

(XI)     (a) Name:
             ----
             Robert J. Collins

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             Box 231
             Northfield, Vermont  05663

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President of TDS Telecommunications
             Corporation

         (d) Citizenship:
             -----------
             United States


                             * * * * *

Schedule 13D                                           Appendix B
Issuer:  United States Cellular Corporation
Page 1 of 7 of Appendix B


                    Executive Officers of TDS
                    -------------------------

(I)      (a) Name:
             ----
             LeRoy T. Carlson

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Chairman of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(II)     (a) Name:
             ----
             LeRoy T. Carlson, Jr.

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 7 of Appendix B

(III)    (a) Name:
             ----
             Rudolph E. Hornacek

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President - Engineering of Telephone and Data
             Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(IV)     (a) Name:
             ----
             Murray L. Swanson

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois 60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Executive Vice President - Finance of Telephone and
             Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 7 of Appendix B

(V)      (a) Name:
             ----
             H. Donald Nelson

         (b) Business Address:
             ----------------
             United States Cellular Corporation
             8410 West Bryn Mawr
             Suite 700
             Chicago, Illinois  60631

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President and Chief Executive Officer of United
             States Cellular Corporation

         (d) Citizenship:
             -----------
             United States

(VI)     (a) Name:
             ----
             John R. Schaaf

         (b) Business Address:
             ----------------
             American Paging, Inc.
             1300 Godward Street NE
             Suite 3100
             Minneapolis, Minnesota  55413

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President of American Paging, Inc., a subsidiary of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 7 of Appendix B

(VII)    (a) Name:
             ----
             C. Theodore Herbert

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President-Human Resources of Telephone and
             Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(VIII)   (a) Name:
             ----
             Ronald D. Webster

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Treasurer of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 7 of Appendix B

(IX)     (a) Name:
             ----
             Gregory J. Wilkinson

         (b) Business Address:
             ----------------
             TDS Corporate Madison
             8401 Greenway Boulevard
             P.O. Box 628010
             Madison, Wisconsin  53562-8010

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President and Corporate Controller of
             Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

(X)      (a) Name:
             ----
             George L. Dienes

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois   60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President-Corporate Development of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 7 of Appendix B

(XI)     (a) Name:
             ----
             Michael K. Chesney

         (b) Business Address:
             ----------------
             30 North LaSalle Street
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President - Corporate Development of TDS

         (d) Citizenship:
             -----------
             United States

(XII)    (a) Name:
             ----
             Byron A. Wertz

         (b) Business Address:
             ----------------
             One Appletree Square
             8009 34th Avenue South
             Suite 1344
             Minneapolis, Minnesota  55425

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Vice President - Corporate Development of TDS

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 7 of 7 of Appendix B

(XIII)   (a) Name:
             ----
             Michael G. Hron

         (b) Business Address:
             ----------------
             Sidley & Austin
             One First National Plaza
             Chicago, Illinois  60603

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Partner of the law firm of Sidley & Austin

         (d) Citizenship:
             -----------
             United States

(XIV)    (a) Name:
             ----
             William S. DeCarlo

         (b) Business Address:
             ----------------
             Sidley & Austin
             One First National Plaza
             Chicago, Illinois  60603

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Partner of the law firm of Sidley & Austin

         (d) Citizenship:
             -----------
             United States

                            * * * * *

Schedule 13D                                           Appendix C
Issuer:  United States Cellular Corporation
Page 1 of 2 of Appendix C

                   Trustees of The Voting Trust
                   ---------------------------

(I)      (a) Name:
             ----
             Walter C.D. Carlson

         (b) Business Address:
             ----------------
             Sidley & Austin
             One First National Plaza
             Chicago, Illinois  60603

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Partner of the law firm of Sidley & Austin

         (d) Citizenship:
             -----------
             United States


(II)     (a) Name:
             ----
             LeRoy T. Carlson, Jr.

         (b) Business Address:
             ----------------
             Telephone and Data Systems, Inc.
             30 North LaSalle Street
             Suite 4000
             Chicago, Illinois  60602

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 2 of Appendix C

(III)    (a) Name:
             ----
             Letitia G. Carlson

         (b) Business Address:
             ----------------
             2150 Pennsylvania Avenue, N.W.
             Washington, D.C.  20037

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Physician

         (d) Citizenship:
             -----------
             United States


(IV)     (a) Name:
             ----
             Melanie J. Heald

         (b) Business Address:
             ----------------
             7410 Longmeadow Road
             Madison, Wisconsin  53717

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Homemaker

         (d) Citizenship:
             -----------
             United States


(V)      (a) Name:
             ----
             Donald C. Nebergall

         (b) Residence Address:
             -----------------
             2919 Applewood Place, N.E.
             Cedar Rapids, Iowa  52402

         (c) Present Principal Occupation or Employment:
             ------------------------------------------
             Consultant to Telephone and Data Systems, Inc.

         (d) Citizenship:
             -----------
             United States

   Schedule 13D                                                      Appendix D
   Issuer:  United States Cellular Corporation
   Page 1 of 1 of Appendix D

                       Number of Common Shares
                            of the Issuer                 Percentage of Class
                          Beneficially Owned                of the Issuer's
    Name               as of January 17, 1995               Common Shares
- -----------------------------------------------------------------------------
   James Barr, III               0                               0.0%
   Donald R. Brown               0                               0.0%
   LeRoy T. Carlson            1,243                             0.0%
   LeRoy T. Carlson, Jr.         0(1)                            0.0%
   Walter C.D. Carlson           0                               0.0%
   Michael K. Chesney            0                               0.0%
   Robert J. Collins             33                              0.0%
   William S. DeCarlo            0                               0.0%
   George L. Dienes              0                               0.0%
   C. Theodore Herbert           489(1)                          0.0%
   Rudolph E. Hornacek           0                               0.0%
   Michael G. Hron               0(1)                            0.0%
   Lester O. Johnson             0                               0.0%
   Donald C. Nebergall           500                             0.0%
   H. Donald Nelson            1,116                             0.0%
   John R. Schaaf                0                               0.0%
   Murray L. Swanson             0                               0.0%
   Herbert S. Wander             0                               0.0%
   Ronald D. Webster             0(1)                            0.0%
   Byron A. Wertz                0                               0.0%
   Gregory J. Wilkinson          801                             0.0%

   1 In accordance with the position of the SEC's Division of Corporation Finance, trustees are deemed to beneficially own Common Shares held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Jr., Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Trustees") as of the Issuer's most recent Annual Meeting. With respect to such Annual Meeting held on May 5, 1994, plan participants did not provide voting instructions as to 53,062.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.